Exhibit 99.1

NEWS RELEASE

Penn West Energy Trust confirms May cash distribution

Calgary, May 20, 2010 (TSX - PWT.UN; NYSE - PWE) Penn West Energy Trust (“Penn West”) confirms that its May 2010 cash distribution will be CDN$0.15 per trust unit payable on June 15, 2010 to unitholders of record on May 31, 2010. The ex-distribution date is May 27, 2010 for Canadian investors and May 26, 2010 for U.S. investors due to the U.S. Memorial Day holiday.

The CDN$0.15 per unit is equivalent to approximately US$0.145 per unit (before deduction of any applicable Canadian withholding tax) using currency exchange of one Canadian dollar equals US$1.035. Registered unitholders with U.S. addresses will receive their distributions directly from Penn West’s transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.

Penn West trust units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST ENERGY TRUST Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com